UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               CD Warehouse, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   12512W105
                                 (CUSIP Number)

   Doyle E. Motley, 1204 Sovereign Row, Oklahoma City, OK 73102; 405-949-2422
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 15, 1998
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


     Check the  following  box if a fee is being  paid with the  statement  ( ).

SCHEDULE 13D CUSIP No. 12512W105                                     Page 1 of 3


1)  Name of Reporting Persons
S.S. or I.R.S. Identification Nos. of Above Persons

     Formula Unit Trust - ("FUT")


2)   Check the Appropriate Box If Either Is a Member of a Group (A)(X) (B)( )


3)  SEC Use Only


4)  Source of Funds                          OO

5)  Check Box If Disclosure of Legal Proceedings Is Required  Pursuant to  Items
    2(d) or 2(e)         [ ]


6)  Citizenship or Place of Organization               Canada

               7)  Sole Voting Power                   600,000
Number of
Shares
Beneficially   8)  Shared Voting Power                 600,000
Owned by
Each
Reporting      9)  Sole Dispositive Power              600,000
Person With

               10)  Shared Dispositive Power           600,000

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                         600,000

12)  Check Box If the Aggregate Amount in Row  (11) Excludes Certain Shares (  )

13)  Percent of Class Represented by Amount in Row (11)   16.9%

14)  Type of Reporting Person

Item 1.  Security and Issuer

     This statement relates to the common stock, par value $0.01 ("Common Stock"), of CD Warehouse, Inc., a Delaware corporation with principal executive offices at 1204 Sovereign Row, Oklahoma City, Oklahoma 73108 ("CD Warehouse"),

Item 2.  Identity and Background

(a) This statement is filed by Formula Unit Trust ("FUT") a Canadian mutual fund. FUT is managed and controlled by Formula Growth Limited, a Canadian corporation ("FGL"). FGL's directors are John W. Dobson, Randall W. Kelly, Bette Lou Reade, Ian Soutar, Stuart Cobbett, Roger De Serres, Drummond Birks, Scott Taylor, Morris Godel, and Jacques Tetrault. FGL's executive officers are Randall W. Kelly, Bette Lou Reade, Rene Catafago, Kimberly Holden, John Liddy, Ian Soutar and Stuart Cobbett.

(b) The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 1408, Montreal, Quebec H3A 2R7.

(c) The principal business of all entities described herein is investment management.

(d) None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years none of the entities described herein were parties to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the entities described herein are citizens of Canada or entities organized under the laws of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

     FUT paid US$6,000,000 for 600,000 shares of CD Warehouse. FUT is a Canadian commingled pension fund with several investors. Monies contributed by such investors constitute the consideration used in making the purchase of the 600,000 shares.

Item 4.  Purpose of Transaction

     FUT engaged in the acquisition of shares in CD Warehouse as a passive portfolio investment. No other motives, plans or proposals underlie this transaction.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by FUT may be found in rows 11 and 13 of the cover page.

     The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each other person named in Item 2 may be found in rows 11 and 13. Additionally, such other persons may be deemed to beneficially own 400,000 shares, or 11.3%, of common stock in CD Warehouse as a result of their control positions in Formula Growth Fund, a Canadian mutual fund which purchased such 400,000 shares on May 15, 1998 for $10 per share, or $4,000,000, in a transaction substantially simil ar to this.

     In addition to the shares listed in the immediately preceding paragraph, Randall W. Kelly is the beneficial owner of 30,000 shares, or 0.8%, of common stock in CD Warehouse as a result of his 100% ownership of Random Walk Trading, Inc., a Canadian corporation which purchased such 30,000 shares on May 15, 1998 for $10 per share, or $300,000, in a transaction substantially similar to this.

(b) Each person identified in the paragraph (a) has shared power to vote or direct the vote of all shares described in paragraph (a), except the 30,000 shares over which Randall W. Kelly maintains sole control.

(c) No transactions in the class of securities reported on other than those described in paragraph (a) were effected during the last sixty days by the persons named in response to paragraph (a).

(d) No other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No contracts arrangements, understandings or relationships exist with respect to the securities of the issuer.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Formula Growth Fund

Date: May 29, 1998            /s/ Randall W. Kelly
                              Randall W. Kelly, President

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